December 16, 2024

Tie Li
Chief Financial Officer
Li Auto,Inc.
11 Wenliang Street
Shunyi District, Beijing 101399
People's Republic of China

        Re: Li Auto,Inc.
            Form 20-F for the Year Ended December 31, 2023
            Filed April 12, 2024
            Form 6-K
            Filed August 28, 2024
            File No. 001-39407
Dear Tie Li:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 6-K Filed on August 28, 2024
Exhibit 99.1
Reconciliation of US GAAP and Non-GAAP Results, page 12

1. We note you present Non-GAAP net income and Non-GAAP net income attributable to ordinary shareholders, including related non-GAAP per share measures, that include non-GAAP adjustments to exclude stock-based compensation expenses. In future filings, please revise these measures to also include non-GAAP adjustments for the income tax effects related to these non-GAAP adjustments as required by Question 102.11 of the Division of Corporation Finance's Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures.
 December 16, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing